Medical Clinical Staffing

Profit and Loss
January - December 2021

	TOTAL
Income	
Sales	453,986.33
Total Income	**$453,986.33**
Cost of Goods Sold	
Cost of Sales - Contractors	163,073.66
Cost of Sales - Supplies & Materials	28,442.65
Total Cost of Goods Sold	**$191,516.31**
GROSS PROFIT	**$262,470.02**
Expenses	
Advertising & Marketing	51,131.36
Bank Charges	2,354.66
Car & Truck	12,808.01
Dues & subscriptions	2,069.61
Employee Benefits	550.00
Insurance	24,507.82
Interest Paid	7,082.50
Legal & Professional Services	253,541.32
Meals & Entertainment	1,986.31
Merchant Account Fee	64.00
Office Expense	6,650.15
Other Business Expenses	470.03
Parking	16.45
Postage and Shipping	3,629.46
Rent & Lease	15,891.65
Repairs & Maintenance	1,788.08
Software	5,109.69
Telephone Expense	4,569.02
Training and Education	6,500.00
Travel	6,638.29
Utilities	2,353.50
Website and Internet	3,992.90
Total Expenses	**$413,704.81**
NET OPERATING INCOME	**$ -151,234.79**
Other Income	
Tax Exempt Income	27,718.00
Total Other Income	**$27,718.00**
Other Expenses	
Taxes & Licenses	72.00
Total Other Expenses	**$72.00**
NET OTHER INCOME	**$27,646.00**
NET INCOME	**$ -123,588.79**

Medical Clinical Staffing

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank of America Checking X3921	58,090.51
BOA Checking X5967	1,564.92
PayPal Bank	4.60
Wells Fargo	0.00
Total Bank Accounts	**$59,660.03**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$59,660.03**
Other Assets	
Recoverable Expense	87,657.65
Total Other Assets	**$87,657.65**
TOTAL ASSETS	**$147,317.68**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	1,600.00
Total Accounts Payable	**$1,600.00**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	0.00
Lendumo Loan	0.00
Out Of Scope Agency Payable	0.00
VBS Clarity Finance	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$1,600.00**
Long-Term Liabilities	
Forward Financing Loan	0.00
Loan from Opportunity Fund	100,000.00
OBDC CAR-115 Loan	100,000.00
PPP Loan	15,000.00
Total Long-Term Liabilities	**$215,000.00**
Total Liabilities	**$216,600.00**

Medical Clinical Staffing

Balance Sheet
As of December 31, 2021

	TOTAL
Equity	
Opening Balance Equity	3,990.06
Owner's Investment	13,475.01
Owner's Pay & Personal Expenses	-102,269.26
Retained Earnings	139,110.66
Net Income	-123,588.79
Total Equity	**$ -69,282.32**
TOTAL LIABILITIES AND EQUITY	**$147,317.68**

Medical Clinical Staffing

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-123,588.79
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	29,422.50
Accounts Payable (A/P)	1,600.00
Lendumo Loan	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**31,022.50**
Net cash provided by operating activities	**$ -92,566.29**
FINANCING ACTIVITIES	
Forward Financing Loan	0.00
Loan from Opportunity Fund	100,000.00
OBDC CAR-115 Loan	100,000.00
PPP Loan	8,115.00
Opening Balance Equity	3,660.47
Owner's Investment	195.01
Owner's Pay & Personal Expenses	-58,402.76
Net cash provided by financing activities	**$153,567.72**
NET CASH INCREASE FOR PERIOD	**$61,001.43**
Cash at beginning of period	-1,341.40
CASH AT END OF PERIOD	**$59,660.03**